Exhibit (a)(1)(C)

IGM BIOSCIENCES, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS

FOR RESTRICTED STOCK UNITS

ELECTION TERMS AND CONDITIONS

THE OFFER EXPIRES AT 9:00 P.M., PACIFIC TIME, ON JULY 18, 2024,

UNLESS THE OFFER IS EXTENDED

Terms used in this Election Terms & Conditions and Election Instructions attached hereto, that are defined in the Offer to Exchange have the same meaning as those defined terms in the Offer to Exchange

Election Terms & Conditions

1. I agree that my decision to accept or reject the Offer with respect to some or all of my eligible option grants is entirely voluntary and is subject to the terms and conditions of the Offer.

2. I understand that I may change my election at any time by completing and submitting a new election no later than 9:00 p.m. Pacific Time, on July 18, 2024 (unless the Offer is extended), and that any election submitted and/or received after such time will be void and of no further force and effect.

3. If my employment with IGM terminates on or before the date the Offer expires, I understand that I will cease to be an eligible employee under the terms of the Offer and any election that I have made to exchange any of my options pursuant to the Offer will be ineffective. As a result, none of my options will be exchanged under the Offer.

4. I understand and agree that my employment (or, after options have been exchanged pursuant to the Offer, my employment or other service) with IGM or any member of IGM’s company group will be considered terminated effective as of the date that I no longer am actively providing employment (or other services, as applicable) to IGM or any member of IGM’s company group, regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or rendering services or the terms of my employment or other service agreement, if any; and unless otherwise expressly provided in the Offer documents or determined by IGM my right to have eligible options exchanged pursuant to the Offer or to vest in RSUs received in exchange for such eligible options will terminate as of such date and will not be extended by any notice period mandated under local law (e.g., my period of service would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where I am employed or rendering services or the terms of my employment or other service agreement, if any); IGM will have the exclusive discretion to determine when I no longer am actively providing employment services for purposes of the Offer and the grant of RSUs pursuant to the Offer (including whether I still may be considered to be providing employment services while on a leave of absence). I further acknowledge that the RSUs will cover lesser number of shares than are subject to the corresponding exchanged options and will be subject to new vesting schedules.

5. I agree that all decisions with respect to future grants under any IGM equity compensation plan will be at the sole discretion of IGM.

6. I agree that: (i) the Offer is established voluntarily by IGM, is discretionary in nature and may be modified, amended, suspended or terminated by IGM in accordance with the terms set forth in the Offer documents, at any time prior to the expiration of the Offer; (ii) IGM at its discretion, may refuse to accept my election to participate; and (iii) the Offer is an exceptional, voluntary and one-time offer that does not create any contractual or other right to receive future offers, options or other equity awards, or benefits in lieu of offers, even if offers have been made in the past.

7. I agree that the RSUs which are granted to me in exchange for eligible options, and income from and value of same; (i) are not intended to replace any pension rights or compensation; and (ii) are not part of normal or expected compensation for the purposes of calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments.

8. This election and my participation in the Offer shall not create a right to employment or other service, or be interpreted as forming or amending an employment or other service contract with IGM or any of its subsidiaries and shall not interfere with the ability of IGM or, if different, of my current employer, or applicable entity with which I am engaged to provide services (the “Employer”), to terminate my employment or other service relationship (if any) at any time with or without cause (subject to the terms of my employment contract or other service contract, if any).

9. I understand that the future value of the shares of IGM’s common stock underlying the RSUs received in exchange for eligible options is unknown, indeterminable and cannot be predicted with certainty.

10. No claim or entitlement to compensation or damages shall arise from forfeiture of the exchanged options resulting from the termination of my employment or other service relationship with IGM or one of its subsidiaries (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any).

11. I acknowledge that, regardless of any action taken by IGM or the Employer, the ultimate liability for all income tax, social insurance and social security liabilities or premium, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Offer and the exchanged options and legally applicable to me (“Tax-Related Items”) is and remains solely my responsibility and may exceed the amount actually withheld by IGM or the Employer. I further acknowledge that IGM and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Offer and the exchanged options, including, but not limited to, the vesting of RSUs received in exchange for eligible options, the issuance of shares of IGM’s common stock upon settlement of the RSUs, the subsequent sale of shares of IGM’s common stock acquired pursuant to such issuance and the receipt of any dividends;

and (ii) do not commit to and are under no obligation to structure the terms of the Offer or any aspect of the exchanged options to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I am subject to tax in more than one jurisdiction, I acknowledge that IGM and/or the Employer (or former employer or entity, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to any relevant taxable or tax withholding event, as applicable, I agree to make adequate arrangements satisfactory to IGM and/or the Employer to satisfy all Tax-Related Items. In this regard, I authorize IGM and/or the Employer, or their respective agents, at their discretion, to satisfy any applicable withholding obligations with regard to all Tax-Related Items by one or a combination of the following: (i) withholding from my wages or other cash compensation paid to me by IGM and/or the Employer; (ii) withholding from proceeds of the sale of shares of IGM’s common stock acquired upon settlement of RSUs received in exchange for eligible options either through a voluntary sale or through a mandatory sale arranged by IGM (on my behalf pursuant to this authorization without further consent); or (iii) as otherwise specified in the 2018 Plan and the applicable award agreement between IGM and me governing the new RSUs.

Finally, I agree to pay to IGM or the Employer any amount of Tax-Related Items that IGM or the Employer may be required to withhold as a result of my participation in the Offer and the grant of new RSUs that cannot be satisfied by the means previously described. IGM may refuse to issue or deliver the shares of IGM’s common stock subject to new RSUs that I receive pursuant to the Offer, if I fail to comply with my obligations in connection with the Tax-Related Items.

12. I acknowledge and agree that none of IGM or a subsidiary or affiliate of IGM or any of their respective employees or agents, has made any recommendation to me as to whether or not I should accept the Offer to exchange my eligible options and that I am not relying on any information or representation made by any such person in accepting or rejecting the Offer, other than any information contained in the Offer documents.

13. I agree that participation in the Offer is governed by the terms and conditions set forth in the Offer documents, including this election. I acknowledge that I have received the Offer documents and have been afforded the opportunity to consult with my own investment, legal and/or tax advisers before making this election and that I have knowingly accepted or rejected the Offer. I agree that any and all decisions or interpretations of IGM upon any questions relating to the Offer and this election will be given the maximum deference permitted by law.

14. I agree that the terms of RSUs received in exchange for eligible options pursuant to the Offer will be subject to the terms and conditions of the applicable award agreement, including with respect to vesting.

15. I understand and agree that the Offer and the eligible options exchanged pursuant to the Offer are governed by, and subject to, the laws of the State of California, without regard to the conflict of law provisions. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this Offer or the grant of new RSUs, the parties hereby submit to and consent to the exclusive jurisdiction of the State of California and agree that such litigation will be conducted only in the courts of Santa Clara County, California, or the federal courts for the United States for the Northern District of California, and no other courts, where this Offer is made and/or to be performed.

16. I further understand that the confirmation statement provided on the Offer website and sent to me at my current email address at the time I submit my election will provide additional evidence that I submitted my election and that I should print and keep a copy of such confirmation statement for my records. If I do not receive a confirmation statement for any reason, I understand that it is my responsibility to ensure that my election has been received no later than 9:00 p.m., Pacific Time, on July 18, 2024. I understand that only responses that are properly completed and submitted and actually received by IGM on or before the expiration date will be accepted.

17. The provisions of the Offer documents and this election are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions nevertheless shall be binding and enforceable.

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER DOCUMENTS. Please be sure to follow the instructions, which are attached.

IGM BIOSCIENCES INC.

ELECTION INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

If you want to participate in this Offer, you must make an election via the process described in Section 4 of the Offer to Exchange and outlined below on or before the expiration date, currently expected to be 9:00 p.m., Pacific Time, on July 18, 2024. If you do not want to participate, then no action is necessary.

Elections via the Offer Website

1.

Click on the link to the Offer website in the Launch Email dated June 20, 2024, or go to the Offer website at https://www.myoptionexchange.com/. Log in to the Offer website using the login instructions provided to you in the Launch Email (or if you previously logged into the Offer website, your updated login credentials).

2.

After logging in to the Offer website, review the information and proceed through to the Make My Election page. You will be provided with personalized information regarding each eligible option grant you hold, including:

•	the grant date of the eligible option grant;

•	the per share exercise price of the eligible option grant; and

•

the number of vested and unvested shares of our common stock subject to the eligible option grant as of July 18, 2024 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date).

3.

On the Make My Election page, make your selection next to each of your eligible option grants to indicate which eligible option grants you choose to exchange in the Offer by selecting “Exchange” or choose not to exchange in the Offer by selecting “Do not exchange.”

4.

Proceed through the Offer website by following the instructions provided. Review your election and confirm that you are satisfied with your election. After reviewing, acknowledging and agreeing to the terms and conditions stated on the Submit My Election page and in the Offer documents, submit your election. If you do not acknowledge and agree to the terms and conditions, you will not be permitted to submit your election.

5.

Upon submitting your election, a confirmation statement will be generated by the Offer website and sent to you at your current email address. Please print and keep a copy of the confirmation statement for your records. At this point, you will have completed the election process via the Offer website.

We must receive your properly completed and submitted election by the expiration of the Offer, currently expected to be 9:00 p.m., Pacific Time, on July 18, 2024.

Your delivery of all documents regarding the Offer, including elections, is at your risk. A confirmation statement will be generated by the Offer website and sent to you at your current email address at the time that you complete and submit your election. You should print and keep a copy of the confirmation statement for your records. The printed confirmation statement will provide evidence that you submitted your election. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election. If you do not receive a confirmation for any reason, we recommend that you confirm that we have received your election by contacting Infinite Equity by email at IGM@infiniteequity.com. Only responses that are properly completed and actually received by us by the deadline by the Offer website https://www.myoptionexchange.com/ will be accepted. Responses submitted by any other means, including hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you encounter technical issues with respect to the Offer website, please contact Infinite Equity by email at IGM@infiniteequity.com.

Our receipt of your election is not by itself an acceptance of your options for exchange. For purposes of the Offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Options accepted for exchange will be exchanged on the cancellation date, which we presently expect will be July 19, 2024.

IGM will not accept any alternative, conditional or contingent tenders. Any confirmation of receipt provided to you merely will be a notification that we have received your election and does not mean that your eligible options have been exchanged. Your eligible options that are accepted for exchange will be cancelled on the calendar day following the expiration of the Offer (but following the expiration of the Offer), which cancellation is scheduled to be July 19, 2024 (unless the Offer is extended).

2. To change or withdraw prior elections of your eligible options, you must complete and deliver a new election.

You may change an election you previously made with respect to some or all of your eligible option grants, including an election to withdraw all of your eligible option grants from this Offer, only in accordance with the provisions of Section 5 of the Offer to Exchange. You may change your mind after you have submitted an election and withdraw some or all of your elected eligible options from the Offer at any time on or before the expiration date (the expiration date currently is expected to be July 18, 2024, at 9:00 p.m., Pacific Time). If we extend the expiration date, you may change or withdraw your election of your tendered options at any time until the extended Offer expires. In addition, although we intend to accept all validly tendered eligible options promptly after the expiration of this Offer, due to certain requirements under U.S. securities laws, if we have not accepted your options by 9:00 p.m., Pacific Time, on August 16, 2024 (which is the 40th U.S. business day following the commencement of the Offer), you may withdraw your options at any time thereafter up to such time as IGM does accept your properly tendered eligible options.

You may change your election and elect to exchange all of your eligible option grants, some of your eligible option grants, or none of your eligible option grants pursuant to the terms and conditions of this Offer. To change an election you previously made with respect to some or all of your eligible option grants, including an election to withdraw all of your eligible option grants from this Offer, you must deliver a valid new election indicating only the eligible option grants you wish to exchange in the Offer or a valid new election indicating that you reject the Offer with respect to all of your eligible options, by completing the election process set forth in Section 5 of the Offer to Exchange and described below on or before the expiration date, currently expected to be 9:00 p.m., Pacific Time, on July 18, 2024.

Election Changes and Withdrawals via the Offer Website

1.	Log in to the Offer website using your login credentials and via the link provided in the Launch Email dated June 20, 2024, or go to the Offer website at https://www.myoptionexchange.com/.

2.

After logging in to the Offer website, review the information and proceed through to the Make My Election page, where you will find personalized information regarding each eligible option grant you hold, including:

•	the grant date of the eligible option grant;

•	the per share exercise price of the eligible option grant; and

•

the number of vested and unvested shares of our common stock subject to the eligible option grant as of July 18, 2024 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date).

3.

On the Make My Election page, make your selection next to each of your eligible option grants to indicate which eligible option grants you choose to exchange in the offer by selecting “Exchange” or choose not to exchange in the offer by selecting “Do not Exchange.”

4.

Proceed through the Offer website by following the instructions provided. Review your selections and confirm that you are satisfied with your selections. After reviewing, acknowledging and agreeing to the terms and conditions stated on the Submit My Election page and in the Offer documents, submit your election. If you do not acknowledge and agree to the terms and conditions, you will not be permitted to submit your election.

5.

Upon submitting your election, a confirmation statement will be generated by the Offer website and sent to you at your current email address. Please print and keep a copy of the confirmation statement for your records. At this point, you will have completed the process for changing your previous election or withdrawing from participation in the Offer via the Offer website.

You may change your mind as many times as you wish, but you will be bound by the properly submitted election we receive last on or before the expiration date. If you change your election to withdraw some or all of your eligible option grants, you may elect later to exchange the withdrawn eligible option grants again at any time on or before the expiration date. All eligible option grants that you withdraw will be deemed not properly tendered for purposes of the Offer, unless you subsequently properly elect to exchange such eligible option grants on or before the expiration date. To reelect to exchange some or all of your eligible option grants, you must submit a new election to IGM on or before the expiration date by following the procedures described in Section 4 of the Offer to Exchange. This new election must be properly completed, signed (electronically via the Offer website), and dated after your previously-submitted election, and must list all eligible option grants you wish to exchange. Upon our receipt of your properly completed, signed (electronically via the Offer website) and dated election, any prior election will be disregarded in its entirety and will be considered replaced in full by the new election. Each time you make an election on the IGM Offer website, please be sure to make an election with respect to each of your Eligible Option Grants.

3. No Partial Tenders.

If you intend to tender an eligible option grant through the Offer, you must tender all of your shares of IGM’s common stock subject to that eligible option grant.

You may pick and choose which of your outstanding eligible option grants you wish to exchange if you hold more than one eligible option grant and you may choose to exchange in the Offer one or more of your eligible option grants without having to exchange all of your eligible option grants. However, if you decide to participate in this Offer to exchange an eligible option grant, you must elect to exchange that entire eligible option grant (that is, all eligible options subject to that eligible option grant).

However, if you have an eligible option grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible employee beneficially owns a portion of that eligible option grant, then you may not participate in the Offer unless the entirety of the eligible option grant is tendered. We are not accepting partial tenders of an eligible option grant, so you may not accept this Offer with respect to a portion of an eligible option grant that is beneficially owned by you while rejecting it with respect to the portion beneficially owned by someone else, unless otherwise determined by our board of directors.

4. Signatures on elections.

Logging in to IGM’s Offer website and completing and submitting your election via the Offer website is the equivalent of signing your name on a paper election and has the same legal effect as your written signature.

5. Other information on elections.

In addition to signing the election ( electronically via the Offer website), you must indicate your name and the date and time (Pacific Time) at which you signed, or with respect to the Offer website, confirm your name. You also must include (or with respect to the Offer website, confirm) your current email address.

6. Requests for assistance or additional copies.

Any questions and any requests for additional copies of the election or other Offer documents may be directed to Infinite Equity by email at IGM@infiniteequity.com. Copies will be furnished promptly at IGM’s expense. Notwithstanding the delivery of any Offer documents to you, all elections must be made through the Offer website.

7. Irregularities.

We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any eligible options. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any election of any option tendered for exchange that we determine is not in an appropriate form or that we determine is unlawful to accept. We will accept all properly tendered eligible options that are not validly withdrawn, subject to the terms of this Offer. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options in a uniform and nondiscriminatory manner. No tender of options will be deemed to have been made properly until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any election and we will not incur any liability for failure to give any such notice. This is a one-time offer. We will strictly enforce the offering period, subject only to an extension that we may grant in our discretion.

Important: Elections must be received via the Offer website at https://www.myoptionexchange.com/ on or before 9:00 p.m., Pacific Time, on July 18, 2024 (unless the Offer is extended).

8. Additional documents to read.

You should be sure to read the Offer to Exchange, all documents referenced therein, the election and its associated instructions, and the Launch Email, before deciding to participate in the Offer.

9. Important tax information.

Please refer to Section 14 of the Offer to Exchange which contains important tax information. We also recommend that you consult with your personal advisers before deciding whether or not to participate in this Offer.